October 31, 2024

Austen Lambrecht
Chief Executive Officer
1606 Corp.
2425 E. Camelback Rd Suite 150
Phoenix, AZ 85016

       Re: 1606 Corp.
           Amendment No. 1 to Offering Statement on Form 1-A
           Filed October 18, 2024
           File No. 024-12466
Dear Austen Lambrecht:

       We have reviewed your amended offering statement and have the following comment.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 15, 2024 letter.

Amendment No. 1 to Offering Statement on Form 1-A
Notes to the Financial Statements
For the years ended December 31, 2023 and 2022
Note 7 - Commitments and Contingencies
Employment Agreements, page F-26

1. We note your response to prior comment 3 confirming that Greg Lambrecht s salary was accrued and unpaid, and not waived. As such, please clarify your disclosure stating that he agreed to waive his right to payment of any amounts due but unpaid under his employment contract.
 October 31, 2024
Page 2

        Please contact Melissa Walsh at 202-551-3224 or Stephen Krikorian at 202-551-3488
if you have questions regarding comments on the financial statements and related matters. Please contact Aliya Ishmukhamedova at 202-551-7519 or Jeff Kauten at 202-551-
3447 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology
cc:   Brian Higley, Esq.